211 North Broadway Suite 2600 Saint Louis, Missouri 63102
FORESIGHT ENERGY

February 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-4628

Attention: John Reynolds

Re:	Request for Acceleration of Effectiveness of Registration Statement on
Form S-3 (File No. 333-222975) of Foresight Energy LP

Dear Mr. Reynolds:

On behalf of Foresight Energy LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on February 26, 2018, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling Ramey Layne at (713) 758-4629 or Doug Lionberger at (713) 758-3656.

If you need any additional information, please contact me at (314) 932-6160.

Very truly yours, FORESIGHT ENERGY LP

By:	/s/ Robert D. Moore
Name:	Robert D. Moore
Title:	President and Chief Executive Officer